FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January, 2020

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Banco Santander, S.A.

Item

1	Relevant Information dated January 9, 2020

Item 1

Banco Santander, S.A. (“Banco Santander” or the “Bank”), in compliance with the Securities Market legislation, hereby communicates the following:

RELEVANT INFORMATION

Banco Santander announces that it has completed the placement of preferred securities contingently convertible into newly issued ordinary shares of the Bank, excluding pre-emptive subscription rights and for a nominal value of EUR 1,500,000,000 (the “Issue” and the “CoCos”).

The placement of the Issue has been carried out through an accelerated bookbuilding targeted at professional investors and eligible counterparties only.

The CoCos are issued at par and its remuneration has been set at 4.375% on an annual basis for the first six years. The payment of the remuneration of the CoCos is subject to certain conditions and to the discretion of the Bank. Thereafter it will be reviewed every five years by applying a margin of 453.4 basis points on the 5-year Mid-Swap Rate.

Once issued, the CoCos will be eligible as additional tier 1 capital of the Bank under the European Regulation 575/2013. The CoCos are perpetual, but they may be called under certain circumstances and would be converted into newly issued ordinary shares of Banco Santander if the common equity tier 1 (CET1) ratio of the Bank or its consolidated group, calculated in accordance with European Regulation 575/2013, were to fall below 5.125%. As of 30 September 2019, the consolidated CET1 ratio of the Bank was 11.30%[1].

The Bank will request the admission of the CoCos to trade on the Global Exchange Market of the Irish Stock Exchange.

The Bank also announces that, as of today, the report of the directors of the Bank concerning the basis and rules for the conversion of the CoCos and the exclusion of pre-emptive subscription rights, and the report of the independent expert, both issued in accordance with articles 414.2 and 417.2 of the Spanish Companies Act (Ley de Sociedades de Capital), will be available on the Bank’s website (www.santander.com). The aforementioned reports will also be provided to the shareholders at the first general shareholders’ meeting to be held after the Issue.

Boadilla del Monte (Madrid), 9 January 2020

[1]

Data calculated applying the IFRS 9 transitional arrangements. As indicated by the consolidating supervisor a pay-out of 50%, the maximum within the target range (40%-50%), was applied for the calculation of the capital ratios in 2019. Previously, the average cash pay-out for the last three years was considered.

IMPORTANT INFORMATION

This communication of relevant information does not constitute an offer to sell, or the solicitation of an offer to buy any securities, nor shall there be any sale of such securities in any state of the United States or in another jurisdiction in which such offer, solicitation or sale would not be permitted before registration or qualification under the securities laws of such state or jurisdiction. The securities described above have not been registered under the U.S. Securities Act of 1933, as amended, or any applicable securities laws of any other jurisdiction. Unless so registered, such securities may not be offered or sold in the United States or any other jurisdiction except pursuant to an exemption from the registration requirements of the U.S. Securities Act of 1933, as amended, and any applicable securities laws of such other jurisdiction.

This communication of relevant information does not constitute an offer document or an offer of transferable securities to the public in the United Kingdom to which section 85 of the Financial Services and Markets Act 2000 (“FSMA”) applies and should not be considered as a recommendation that any person should subscribe for or purchase any of the securities described herein. These securities will not be offered or sold to any person in the United Kingdom except in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom in contravention of section 85(1) of FSMA.

This communication of relevant information does not constitute an offer to the public in Italy of financial products, as defined under article 1, paragraph 1, letter (t) of legislative decree no. 58 of 24 February 1998, as amended (the “Financial Services Act”). The preferred securities cannot be offered or sold in the Republic of Italy to any natural persons nor to entities other than qualified investors (investitori qualificati) as defined pursuant to Article 100 of the Financial Services Act and Article 34-ter, paragraph 1, letter b) of Regulation No. 11971 of May 14, 1999, as amended (the “Issuers Regulations”) issued by the Commissione Nazionale per le Società e la Borsa, the Italian securities and financial markets regulator (“CONSOB”) or unless in circumstances which are exempt from the rules on public offers pursuant to Article 100 of the Financial Services Act and the implementing CONSOB regulations, including the Issuers Regulations. This communication of relevant information is for informational purposes only and does not constitute and shall not, in any circumstances, constitute a public offering or an invitation to the public in connection with any offer within the meaning of the Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 on the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market.

No action has been made or will be taken that would permit a public offering of any securities described herein in any jurisdiction in which action for that purpose is required. No offers, sales, resales or delivery of any securities described herein or distribution of any offering material relating to any such securities may be made in or from any jurisdiction except in circumstances which will result in compliance with any applicable laws and regulations and which will not impose any obligation on the Bank or the joint lead managers of the Issue or any of their respective affiliates. Additionally, the CoCos will not be offered, distributed or sold in Spain nor to Spanish residents.

This communication of relevant information is an announcement and not a prospectus and investors should not subscribe for or purchase any securities referred herein except on the basis of the information in the offering circular.

Restrictions on Marketing and Sales to Retail Investors

The CoCos are not intended to be sold and should not be sold to retail clients (as defined in Directive 2014/65/EU of the European Parliament and of the Council of 15 May 2014 on Markets in Financial Instruments and amending Directive 2002/92/EC and Directive 2011/61/EU (“MiFID II”), as amended or replaced from time to time). Prospective investors are referred to the section headed “Prohibitions on marketing and sales to retail investors” of the Offering Circular for further information.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: January 9, 2020	By:	/s/ José García Cantera
		Name:	José García Cantera
		Title:	Chief Financial Officer